UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1   )*

Exagen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30068X103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis-Dickerson Capital Focus III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,112,357

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,112,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,357

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis Dickerson Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,112,357

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,112,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,357

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis Growth Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 627,843

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 627,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis-Growth Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 627,843

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 627,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis Growth Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 105,453

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 105,453

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,453

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons Tullis-Growth Partners II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 105,453

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 105,453

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,453

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30068X103

1.	Names of Reporting Persons James L.L. Tullis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 44,869

	6.	Shared Voting Power 1,845,653

	7.	Sole Dispositive Power 44,869

	8.	Shared Dispositive Power 1,845,653

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,522

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Exagen, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1261 Liberty Way, Suite C, Vista, CA 92081

Item 2.
(a)

Name of Person Filing
This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.        Tullis-Dickerson Capital Focus III, L.P. (“TD Capital Focus”)

ii.       Tullis-Dickerson Partners III, L.L.C., the general partner of TD Capital Focus

iii.      Tullis Growth Fund, L.P. (“Tullis Growth Fund”)

iv.      Tullis-Growth Partners, L.L.C., the general partner of Tullis Growth Fund

v.       Tullis Growth Fund II, L.P. (“Tullis Growth Fund II”)

vi.      Tullis-Growth Partners II, L.L.C., the general partner of Tullis Growth Fund II

vii.     James L.L. Tullis as a principal of each of the foregoing entities and in his individual capacity

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 11770 US Highway One, Suite 503, Palm Beach Gardens, FL 33408
	(c)	Citizenship James L. L. Tullis is a citizen of the United States and each of the remaining Reporting Persons were formed in Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 30068X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

As of December 31, 2020, the general partner of Tullis-Dickerson Capital Focus III, L.P., Tullis Dickerson Partners III, L.L.C. is deemed to beneficially own 1,112,357 shares of the Issuer’s common stock. As the general partner of Tullis Growth Fund, L.P. , Tullis-Growth Partners, L.L.C. is deemed to beneficially own 627,843 shares of the Issuer’s common stock.  As the general partner of Tullis Growth Fund II, L.P., Tullis-Growth Partners II, LLC is deemed to beneficially own 105,453 shares of the Issuer’s common stock.  James L.L. Tullis, in his individual capacity, beneficially owns 44,869 shares of the Issuer’s common stock and is a principal of each of the foregoing entities and may be deemed to possess voting and investment control over, and may be deemed to have an indirect beneficial ownership with respect to the shares held by Tullis-Dickerson Capital Focus III, L.P., Tullis Growth Fund, L.P., and Tullis Growth Fund II, L.P.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)

Percent of class:

i.            Tullis-Dickerson Capital Focus III, L.P.:  8.7%

ii.           Tullis-Dickerson Partners III, L.L.C.:  8.7%

iii.          Tullis Growth Fund, L.P.:  4.9%

iv.          Tullis-Growth Partners, L.L.C.:  4.9%

v.           Tullis Growth Fund II, L.P.: 0.8%

vi.          Tullis-Growth Partners II, L.L.C., 0.8%

vii.         James L. L. Tullis:  14.2% as a principal of each of the foregoing entities and 0.4%, individually

The calculations of beneficial ownership percentages are based on 12,652,138 shares of common stock outstanding as of November 6, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

	(c)	Number of shares as to which the person has: See row 5 of the cover page of each Reporting Person.
		(i)	Sole power to vote or to direct the vote See row 6 of the cover page of each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See row 7 of the cover page of each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See row 8 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND, L.P.

By:	Tullis-Growth Partners, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND II, L.P.

By:	Tullis-Growth Partners II, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-DICKERSON PARTNERS III, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

TULLIS-GROWTH PARTNERS, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-GROWTH PARTNERS II, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

/s/ James L.L. Tullis
JAMES L.L. TULLIS, Individually

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated February 16, 2021

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-DICKERSON PARTNERS III, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND, L.P.

By:	Tullis-Growth Partners, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-GROWTH PARTNERS, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND II, L.P.

By:	Tullis-Growth Partners II, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-GROWTH PARTNERS II, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

/s/ James L.L. Tullis
JAMES L.L. TULLIS, Individually